UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                         Commission File Number 0-21874

 (Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR


          For the period ended March 31, 2002

          []Transition Report on Form 10-K
          []Transition Report on Form 20-F
          []Transition Report on Form 11-K
          []Transition Report on Form 10-Q
          []Transition Report on Form N-SAR
          For the transition period ended: ___________________________

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________

                        PART I - REGISTRANT INFORMATION

London Pacific Group Limited
____________________________________________________________
Full Name of Registrant

Not Applicable
_____________________________________________________________
Former Name if Applicable

Minden House, 6 Minden Place
_____________________________________________________________
Address of Principle Executive Office (Street and Number)


St. Helier, Jersey JE2 4WQ, Channel Islands
_____________________________________________________________
City, State and Zip Code



                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |(a)    The reasons  described in reasonable  detail in Part III of this form
   |       could not be eliminated without unreasonable effort or expense;
   |
   |(b)    The subject annual report,  semi-annual report,  transition report on
   |       Form 10-K, 11-K or Form N-SAR, or portion  thereof, will be filed  on
[X]|       or  before  the  fifteenth   calendar  day  following  the prescribed
   |       due date; or the subject  quarterly  report or transition  report  on
   |       Form 10-Q,  or portion  thereof  will be filed on or before the fifth
   |       calendar day following the prescribed due date; and
   |
   |(c)    The  accountant's   statement  or  other  exhibit  required  by  Rule
   |       12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     See Attachment A for details.

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
                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Vic Hebert or Matthew Anderson         (415)              772-6000
      _____________________               ___________       ____________________
              (Name)                      (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

          See Attachment A for details.

      London Pacific Group Limited
________________________________________________
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2002                     By:      /s/ Arthur I. Trueger
                                                Arthur I. Trueger
                                                (Executive Chairman)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

|------------------------------------------------------------------------------|
|                                  ATTENTION                                   |
|    Intentional  misstatements  or omissions  of fact  constitute  Federal    |
|    Criminal Violations (See 18 U.S.C. 1001).                                 |
|------------------------------------------------------------------------------|

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
                                  ATTACHMENT A

                               PART III - NARRATIVE

     The continuing, very difficult bond and stock market environment has adversely affected the capital base of one of the Company's wholly-owned life insurance subsidiaries, London Pacific Life & Annuity Company ("London Pacific Life"). As a consequence of this, and the Company's first quarter financial results, this has raised issues as to how the capital of the life insurance subsidiary can be restored. London Pacific Life's North Carolina regulator has been notified and is aware that the Company is pursuing actions to attempt to remedy the situation. Due to the complexity of these matters and the Company's desire to fully and fairly disclose the implications of this fluid situation as it relates to the subsidiary and the overall Group, the filing of the Company's Form 10-Q for the first quarter of 2002 has been delayed.


                                   PART IV(3)

                DESCRIPTION OF ANTICIPATED SIGNIFICANT CHANGE IN
             RESULTS OF OPERATIONS REFLECTED BY EARNINGS STATEMENTS

     The Company expects a net loss for its fiscal quarter ended March 31, 2002 of approximately USD30.3 million, compared with a net loss of USD180.226 million for the first quarter of fiscal 2001.